Platinum Group Metals Ltd.

(A Development Stage Company)

Supplementary Information and Management's Discussion and Analysis

For the period ended November 30, 2021

This Management's Discussion and Analysis is prepared as of January 13, 2022

A copy of this report will be provided to any shareholder who requests it.

PLATINUM GROUP METALS LTD. (A Development Stage Company) Supplementary Information and MD&A For the period ended November 30, 2021

MANAGEMENT'S DISCUSSION AND ANALYSIS

This management's discussion and analysis ("MD&A") of Platinum Group Metals Ltd. ("Platinum Group", the "Company" or "PTM") is dated as of January 13, 2022 and focuses on the Company's financial condition, cash flows and results of operations as at and for the period ended November 30, 2021. This MD&A should be read in conjunction with the Company's interim condensed consolidated financial statements for the period ended November 30, 2021, together with the notes thereto (the "Financial Statements").

The Company prepares its interim condensed consolidated financial statements in accordance with International Accounting Standard 34, Interim Financial Reporting ("IAS 34") using accounting policies that are consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS").  All dollar figures included therein and in the following MD&A are quoted in United States Dollars unless otherwise noted.  All references to "U.S. Dollars", "$" or to "US$" are to United States Dollars.  All references to "C$" are to Canadian Dollars.  All references to "R" or to "Rand" are to South African Rand. The Company uses the U.S. Dollar as its presentation currency.

PRELIMINARY NOTES

NOTE REGARDING FORWARD-LOOKING STATEMENTS:

This MD&A and the documents incorporated by reference herein contain "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "Forward-Looking Statements"). All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will, may, could or might occur in the future are Forward-Looking Statements. The words "expect", "anticipate", "estimate", "may", "could", "might", "will", "would", "should", "intend", "believe", "target", "budget", "plan", "strategy", "goals", "objectives", "projection" or the negative of any of these words and similar expressions are intended to identify Forward-Looking Statements, although these words may not be present in all Forward-Looking Statements. Forward-Looking Statements included or incorporated by reference in this MD&A may include, without limitation, statements related to:

• the timely completion of additional required financings and potential terms thereof;

• the repayment, and compliance with the terms of, indebtedness;

• the completion of appropriate contractual smelting and/or refining arrangements with Impala Platinum Holdings Ltd. ("Implats") or another third-party smelter/refiner;

• the projections set forth or incorporated into, or derived from, the DFS Technical Report (as defined below), including, without limitation, estimates of mineral resources and mineral reserves, and projections relating to future prices of metals, commodities and supplies, currency rates, capital and operating expenses, production rate, grade, recovery and return, and other technical, operational and financial forecasts;

• the approval of a water use licence and environmental permits for, and other developments related to, a deposit area discovered by the Company on the Waterberg property (the "Waterberg Project") located on the Northern Limb of the Bushveld Complex in South Africa, approximately 85 km north of the town of Mokopane;

• the Company's expectations with respect to the outcome of appeals filed against the regulator's decision to grant the mining right for the Waterberg Project and the outcome of a review application to set aside a decision by the Minister of the Department of Forestry, Fisheries and the Environment ("DFFE") to refuse condonation for the late filing of the group's appeal against the grant of an Environmental Authorization ("EA") for the Waterberg Project;

• the development of performance indicators to measure and monitor key environmental, social sustainability and governance activities at the Waterberg Project;

• compliance with the terms and conditions of our credit agreement with Sprott Private Resource Lending II (Collector), LP ("Sprott");

• the impacts of COVID-19 on our operations;

• the adequacy of capital, financing needs and the availability of and potential for obtaining further capital;

• revenue, cash flow and cost estimates and assumptions;

PLATINUM GROUP METALS LTD. (A Development Stage Company) Supplementary Information and MD&A For the period ended November 30, 2021

• future events or future performance;

• development of next generation battery technology by the Company's battery technology joint venture (described below);

• governmental and securities exchange laws, rules, regulations, orders, consents, decrees, provisions, charters, frameworks, schemes and regimes, including interpretations of and compliance with the same;

• developments in South African politics and laws relating to the mining industry;

• anticipated exploration, development, construction, production, permitting and other activities on the Company's properties;

• project economics;

• future metal prices and currency exchange rates;

• the identification of several large-scale water basins that could provide mine process and potable water for the Waterberg Project and local communities;

• the Company's expectations with respect to the outcomes of litigation;

• mineral reserve and mineral resource estimates; and

• potential changes in the ownership structures of the Company's projects.

Forward-Looking Statements are subject to a number of risks and uncertainties that may cause the actual events or results to differ materially from those discussed in the Forward-Looking Statements, and even if events or results discussed in the Forward-Looking Statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, the Company.  Factors that could cause actual results or events to differ materially from current expectations include, among other things:

• the inability of the Company to generate sufficient additional cash flow to make payments on its indebtedness under the Sprott Facility (defined below) and the Convertible Notes (defined below), and to comply with the terms of such indebtedness, and the restrictions imposed by such indebtedness;

• the Company's additional financing requirements;

• the Company's $20.0 million initial principal secured credit facility, as amended, (the "Sprott Facility") (which has an outstanding nominal principal balance of $3.0 million as of the date of this MD&A) with Sprott and the other lenders party thereto (the "Sprott Lenders") is, and any new indebtedness may be, secured and the Company has pledged its shares of Platinum Group Metals (RSA) Proprietary Limited, the Company's wholly owned subsidiary located in South Africa ("PTM RSA"), and PTM RSA has pledged its shares of Waterberg JV Resources Proprietary Limited ("Waterberg JV Co.") and Mnombo Wethu Consultants (Pty) Ltd. ("Mnombo") to the Sprott Lenders under the Sprott Facility, which potentially could result in the loss of the Company's interest in PTM RSA and the Waterberg Project, in the event of a default under the Sprott Facility or any new secured indebtedness;

• the Company's history of losses and expectations that will continue to incur losses;

• the Company's negative cash flow;

• the Company's ability to continue as a going concern;

• uncertainty of estimated production, development plans and cost estimates for the Waterberg Project;

• the Company's ability to bring properties into a state of commercial production;

• the potential impact of COVID-19 on the Company;

• discrepancies between actual and estimated mineral reserves and mineral resources, between actual and estimated development and operating costs, between actual and estimated metallurgical recoveries and between estimated and actual production;

• the Company anticipates filing its annual report on a Form 40-F using the Multijurisdictional Disclosure System ("MJDS").  If the Company fails to qualify as an MJDS issuer it will be unable to reference a 43-101 report or any resources or reserves if they aren't in compliance with SEC's S-K 1300 guidelines;

PLATINUM GROUP METALS LTD. (A Development Stage Company) Supplementary Information and MD&A For the period ended November 30, 2021

• fluctuations in the relative values of the U.S. Dollar, the Rand and the Canadian Dollar;

• volatility in metals prices;

• the possibility that the Company may become subject to the Investment Company Act of 1940, as amended;

• Implats or another third party may not offer appropriate contractual smelting and/or refining arrangements with Waterberg JV Co.;

• the ability of the Company to acquire the necessary surface access rights on commercially acceptable terms or at all;

• the failure of the Company or the other shareholders of Waterberg JV Co. to fund their pro rata share of funding obligations for the Waterberg Project;

• any disputes or disagreements with the Company's other shareholders of Waterberg JV Co. or Mnombo;

• the outcome of appeals filed against the regulator's decision to grant the mining right for the Waterberg Project and the outcome of a review of application to set aside a decision by the DFFE to refuse condonation for the late filing of the group's appeal against the grant of an EA for the Waterberg Project;

• the Company is subject to assessment by various taxation authorities, who may interpret tax legislation in a manner different from the Company, which may negatively affect the final amount or the timing of the payment or refund of taxes;

• the Company's ability to attract and retain its key management employees;

• contractor performance and delivery of services, changes in contractors or their scope of work or any disputes with contractors;

• conflicts of interest among the Company's officers and directors;

• any designation of the Company as a "passive foreign investment company" and potential adverse U.S. federal income tax consequences for U.S. shareholders;

• litigation or other legal or administrative proceedings brought against the Company, including the current litigation brought by Africa Wide Mineral Prospecting and Exploration (Pty) Limited ("Africa Wide"), the former 17.1% shareholder of Maseve Investments 11 Proprietary Limited ("Maseve");

• actual or alleged breaches of governance processes or instances of fraud, bribery or corruption;

• exploration, development and mining risks and the inherently dangerous nature of the mining industry, including environmental hazards, industrial accidents, unusual or unexpected formations, safety stoppages (whether voluntary or regulatory), pressures, mine collapses, cave ins or flooding and the risk of inadequate insurance or inability to obtain insurance to cover these risks and other risks and uncertainties;

• property, zoning and mineral title risks including defective title to mineral claims or property;

• changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, South Africa or other countries in which the Company does or may carry out business in the future;

• equipment shortages and the ability of the Company to acquire and construct infrastructure for its mineral properties;

• environmental regulations and the ability to obtain and maintain necessary permits, including environmental and water use licences;

• extreme competition in the mineral exploration industry;

• delays in obtaining, or a failure to obtain, permits necessary for current or future operations or failures to comply with the terms of such permits;

• any adverse decision in respect of the Company's mineral rights and projects in South Africa under the Mineral and Petroleum Resources Development Act of 2002 (the "MPRDA");

• risks of doing business in South Africa, including but not limited to, labour, economic and political instability and potential changes to and failures to comply with legislation;

PLATINUM GROUP METALS LTD. (A Development Stage Company) Supplementary Information and MD&A For the period ended November 30, 2021

• the failure to maintain or increase equity participation by historically disadvantaged South Africans in the Company's prospecting and mining operations and to otherwise comply with the Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry, 2018 ("Mining Charter 2018");

• certain potential adverse Canadian tax consequences for foreign-controlled Canadian companies that acquire the common shares;

• socio economic instability in South Africa or regionally, including risks of resource nationalism;

• labour disruptions and increased labour costs;

• changes in South African state royalties;

• interruptions, shortages or cuts in the supply of electricity or water;

• characteristics of and changes in the tax systems in South Africa;

• a change in community relations;

• South African foreign exchange controls impacting repatriation of profits;

• land restitution claims or land expropriation;

• restriction on dividend payments;

• the risk that the common shares may be delisted;

• volatility in the price of the common shares;

• the exercise of stock options or warrants resulting in dilution to the holders of common shares;

• future sales, conversion of senior subordinated notes or issuances of equity securities decreasing the value of the common shares, diluting investors' voting power, and reducing our earnings per share;

• enforcing judgements based on the civil liability provisions of United States federal securities laws;

• global financial conditions; and

• other risks disclosed under the heading "Risk Factors" in this MD&A and in our 2021 AIF and 2021 20-F (defined below).

These factors should be considered carefully, and investors should not place undue reliance on the Company's Forward-Looking Statements.  In addition, although the Company has attempted to identify important factors that could cause actual actions or results to differ materially from those described in Forward-Looking Statements, there may be other factors that cause actions or results not to be as anticipated, estimated or intended.

Any Forward-Looking Statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any Forward-Looking Statement, whether because of new information, future events or results or otherwise.

LEGISLATION AND MINING CHARTER

The MPRDA, the Mining Charter 2018 and related regulations in South Africa required that Waterberg JV Co.'s Black Economic Empowerment ("BEE") shareholders own a 26% equity interest in Waterberg JV Co. to qualify for the grant of the mining right. Within 5 years of the effective date of the mining right, this BEE shareholding must be increased to 30%. The South African Department of Mineral Resources and Energy ("DMRE") had obtained an exemption from applying the generic BEE Codes of Good Practice ("Generic BEE Codes") under the Broad Based Black Economic Empowerment Act, 2003 until October 31, 2016 and had applied for a further extension until December 31, 2016. While this exemption was extended to December 31, 2016, no further exemption was obtained thereafter, and, as a matter of law, the Generic BEE Codes now apply to the issuance and maintenance of licenses and other authorizations. As a matter of practice, the DMRE has continued to apply the provisions of Mining Charter 2018 rather than the Generic BEE Codes.

For a comprehensive discussion of Mining Charter 2018 and the Generic BEE Codes, please refer to the section entitled "Risk Factors" in the Company's Annual Information Form for the year ended August 31, 2021 ("2021 AIF") and the separate annual report on Form 20-F for the year ended August 31, 2021 (the "2021 20-F") which was also filed by the Company, as well as in the documents incorporated by reference therein. The 2021 AIF and 2021 20-F may be found on EDGAR at www.sec.gov and the 2021 AIF may be found on SEDAR at www.sedar.com.

PLATINUM GROUP METALS LTD. (A Development Stage Company) Supplementary Information and MD&A For the period ended November 30, 2021

MINERAL RESERVES AND RESOURCES

The mineral resource and mineral reserve figures referred to in this MD&A and the documents incorporated herein by reference are estimates and no assurances can be given that the indicated levels of platinum, palladium, rhodium and gold (collectively referred to as "4E", or "PGEs") will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. By their nature, mineral resource and mineral reserve estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. Any inaccuracy or future reduction in such estimates could have a material adverse impact on the Company.

NOTE TO U.S. INVESTORS REGARDING RESERVE AND RESOURCE ESTIMATES:

Estimates of mineralization and other technical information included or incorporated by reference herein have been prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"). The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7 ("Guide 7") of the U.S. Securities and Exchange Commission (the "SEC"). Under Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. As a result, the reserves reported by the Company in accordance with NI 43-101 may not qualify as "reserves" under Guide 7 standards. In addition, the terms "mineral resource," "measured mineral resource," "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under Guide 7 and have not historically been permitted to be used in reports and registration statements filed with the SEC subject to Guide 7. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. Inferred mineral resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities laws, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Additionally, disclosure of "contained ounces" in a resource is permitted disclosure under Canadian securities laws; however, Guide 7 normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measurements. Accordingly, information contained in this MD&A and the documents incorporated by reference herein containing descriptions of the Company's mineral deposits may not be comparable to similar information made public by U.S. companies subject to Guide 7.  The Company has not disclosed or determined any mineral reserves under the current Guide 7 standards in respect of any of its properties.

On October 31, 2018, the SEC adopted a final rule ("New Final Rule") that will replace Guide 7 with new disclosure requirements that are more closely aligned with current industry and global regulatory practices and standards, including NI 43-101, which will be effective for fiscal years beginning after January 1, 2021.  The Company is currently planning on filing a 40-F under MJDS for fiscal 2022 and anticipates being exempt from the New Final Rule.

TECHNICAL AND SCIENTIFIC INFORMATION:

The technical and scientific information contained in this MD&A, including, but not limited to, all references to and descriptions of technical reports and studies, has been reviewed by an independent qualified person as defined in NI 43-101, Rob van Egmond, P.Geo., a consultant geologist to the Company and a former employee.  Mr. van Egmond is an independent "qualified person" as defined in NI 43-101 (a "Qualified Person").

NON-GAAP MEASURES:

This MD&A may include certain terms or performance measures commonly used in the mining industry that are not defined under IFRS as issued by the International Accounting Standards Board, which is incorporated in the CPA Canada Handbook. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance.  The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.  Any such non-GAAP measures should be read in conjunction with our financial statements.

PLATINUM GROUP METALS LTD. (A Development Stage Company) Supplementary Information and MD&A For the period ended November 30, 2021

1. DESCRIPTION OF BUSINESS

OVERVIEW

Platinum Group Metals Ltd. is a British Columbia, Canada, company formed on February 18, 2002, pursuant to an order of the Supreme Court of British Columbia approving an amalgamation between Platinum Group Metals Ltd. and New Millennium Metals Corporation. The Company is a palladium and platinum focused exploration and development company conducting work primarily on mineral properties it has staked or acquired by way of option agreements or applications in the Republic of South Africa.

The Company's main business is currently focused on the engineering and development of the Waterberg Project, which was discovered in 2011 as the result of a regional exploration initiative by the Company targeting a previously unknown extension to the Northern Limb of the Bushveld Complex in South Africa.  The project area is comprised of two adjacent property areas formerly known as the Waterberg joint venture project (the "Waterberg JV Project") and the Waterberg extension project (the "Waterberg Extension Project").

On August 21, 2017, PTM RSA completed the cession of legal title for all Waterberg Project prospecting rights into Waterberg JV Co. after earlier receiving Section 11 approval of the 2nd Amendment (defined below).  On September 21, 2017, Waterberg JV Co. also issued shares to all existing Waterberg partners pro rata to their joint venture interests, resulting in the Company holding a 45.65% direct interest in Waterberg JV Co., Japan Oil, Gas and Metals National Corporation ("JOGMEC") holding a 28.35% interest and Mnombo, as the Company's BEE partner, holding 26%.  Later, in March 2020 and after the Implats Transaction (defined below), in accordance with its mandate established by the government of Japan, JOGMEC completed the sale of a 9.755% interest in the Waterberg JV Co. to Hanwa Co., Ltd ("Hanwa").

On November 6, 2017, the Company, along with JOGMEC and Mnombo closed a strategic transaction to sell to Implats 15% of the Waterberg Project for $30 million (the "Implats Transaction").  The Company sold Implats an 8.6% interest for $17.2 million and JOGMEC sold a 6.4% interest for $12.8 million.  Implats also acquired an option (the "Purchase and Development Option") within 90 days of the completion and approval of a definitive feasibility study by Waterberg JV Co. to increase its stake to 50.01% through additional share purchases from JOGMEC for $34.8 million and earn-in arrangements for $130 million to fund development work on the Waterberg Project, as well as a right of first refusal to smelt and refine Waterberg Project concentrate (the "Offtake ROFR").  JOGMEC, or their nominee, retained a right to receive platinum, palladium, rhodium, gold, ruthenium, iridium, copper and nickel refined mineral products at the volumes produced from the Waterberg Project as well as a right to purchase or direct the sale of all or part of the project concentrate.  Hanwa became JOGMEC's "nominee" by way of their purchase of a 9.755% interest in Waterberg JV Co.  See further details below.

On September 24, 2019, the Company published the results of the Definitive Feasibility Study for the Waterberg Project (the "Waterberg DFS") and it was approved by all Waterberg JV Co. shareholders on December 5, 2019.  On October 7, 2019 the Waterberg DFS technical report entitled "Independent Technical Report, Waterberg Project Definitive Feasibility Study and Mineral Resource Update, Bushveld Complex, South Africa" (the "DFS Technical Report") was filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.  The DFS Technical Report is dated October 4, 2019 and was prepared by Michael Murphy, P. Eng. of Stantec Consulting Ltd., Charles J Muller, B. Sc. (Hons) Geology, Pri. Sci. Nat. of CJM Consulting (Pty) Ltd., and Gordon I Cunningham, B. Eng. (Chemical), Pr. Eng., FSAIMM of Turnberry Projects (Pty) Ltd.  DRA Projects SA (Pty) Ltd., an experienced South African engineering and EPCM firm, provided the plant design and compiled the capital cost estimates for the Waterberg Project Qualified Persons.  The DFS Technical Report also supports the disclosure of an updated independent mineral resource estimate effective September 4, 2019.

In exchange for a deadline extension to the Purchase and Development Option effective in early 2020, Implats agreed to fund 100% of an optimization budget and work program (the "2020 Work Program") beginning February 1, 2020.  The 2020 Work Program, as approved by Waterberg JV Co., was aimed at increasing confidence in specific areas of the Waterberg DFS while awaiting the expected grant of a mining right and EA.  Except for budgeted geotechnical drilling, which could not be carried out before the grant of a mining right, the 2020 Work Program was completed at a cost of approximately $1.51 million on September 15, 2020.

PLATINUM GROUP METALS LTD. (A Development Stage Company) Supplementary Information and MD&A For the period ended November 30, 2021

On June 15, 2020, Implats delivered a formal notice that they did not intend to exercise their Purchase and Development Option to acquire and earn into a 50.01% interest in the Waterberg Project.  Implats reported that notwithstanding the positive progress achieved to date, and the strategic alignment between the Waterberg Project and Implats stated portfolio objectives, the unprecedented events brought about by the COVID-19 pandemic necessitated Implats management and its board of directors to re-evaluate the impact of the increased economic uncertainty on Implats' strategy and risk appetite in the short, medium and long term.  Implats reiterated their support of both the Waterberg Project and the joint venture partners and plans to remain an active participant, including funding of their share of costs, subject to future considerations.

Implats retains a 15.0% participating project interest, and under their Offtake ROFR, retain a right to match offtake terms from bona fide third parties that Waterberg JV Co. is prepared to accept.  The Company retains a controlling 50.02% direct (37.05%) and indirect (12.97% through its 49.9% shareholding in Mnombo) interest in the Waterberg Project and remains the Manager of the Waterberg Project, as directed by the technical committee of Waterberg JV Co.  Mnombo retains a 26.0% direct interest in Waterberg JV Co., JOGMEC a 12.195% direct interest and Hanwa a 9.755% direct interest.

The Company and Waterberg JV Co. are assessing commercial alternatives for mine development financing and concentrate offtake.  The Company is also assessing the possibility of constructing a dedicated furnace for the processing of Waterberg Project concentrate to produce an upgraded product for sale in the market without the need for treatment by a third party offtaker.  See more details below.

LION BATTERY TECHNOLOGIES INC.

On July 12, 2019, the Company, together with an affiliate of Anglo American Platinum Limited ("Amplats"), launched a venture through a jointly owned company, Lion Battery Technologies Inc. ("Lion"), to accelerate the development of next generation battery technology using platinum and palladium.  The Company received 400,000 common shares of Lion, valued at a price of $0.01 per share, as the original founder of Lion.  Both the Company and Amplats were to equally invest up to an aggregate of $4.0 million into Lion, of which approximately $1.0 million would be for general and administrative expenses and the commercialization of the technology developed, subject to certain conditions.  On July 6, 2021 the Company and Amplats agreed to increase the planned funding to Lion by a further $2.726 million, to a total of up to $6.726 million, in order to allow the acceleration of certain research and commercialization activities.  All agreed funding into Lion by the Company and Amplats is to be in exchange for preferred shares of Lion at a price of $0.50 per share over an approximate three to five year period.

On July 12, 2019, the Company and Amplats each invested $550,000 as a first tranche of funding into Lion in exchange for 1,100,000 Lion preferred shares each.  In June 2020, the Company and Amplats each invested $350,000 as a second tranche of funding in exchange for 700,000 Lion preferred shares each.  In February 2021, Amplats and the Company each invested $350,000 as a third tranche of funding in exchange for 700,000 Lion preferred shares each at a price of $0.50 per share.  At November 30, 2021 the Company owned a 53.70% interest in Lion.  If the Company should fail to contribute its share of a required subscription to Lion, it would be in breach of its agreement with Lion and its interest in Lion may be subject to dilution.

On July 12, 2019, Lion entered into an agreement (the "Sponsored Research Agreement") with Florida International University ("FIU") to fund a $3.0 million research program over approximately a three-year period utilizing platinum and palladium to unlock the potential of Lithium Air and Lithium Sulphur battery chemistries to increase their discharge capacities and cyclability.  On July 6, 2021 Lion agreed to increase the planned amount of research funding to FIU by a further amount of $1.0 million, for a total of up to $4.0 million.  Under the Sponsored Research Agreement, Lion will have exclusive rights to all intellectual property developed and will lead all commercialization efforts.  The first tranche of funding by Lion to FIU, totaling $1.0 million plus a one-time fee of $50,000, was paid by Lion in mid July 2019, with a second tranche of $666,667 funded in June 2020.  A third tranche of funding by Lion to FIU of $666,667 was completed in February 2021.  Lion has provided aggregate research funding in the amount of $2.38 million to FIU as of November 30, 2021.

On August 4, 2020, the U.S. Patent and Trademark Office issued Patent No. 10,734,636 B2 entitled "Battery Cathodes for Improved Stability" to FIU. The patent includes the use of platinum group metals and carbon nanotubes and other innovations in a lithium battery.  A second patent related to this work was issued in December 2020 and a third was issued on June 15, 2021.  Further patents are currently applied for.  Under the Sponsored Research Agreement, Lion has exclusive rights to all intellectual property being developed by FIU including patents granted.  Lion is also reviewing several additional and complementary opportunities focused on developing next-generation battery technology using platinum and palladium.

PLATINUM GROUP METALS LTD. (A Development Stage Company) Supplementary Information and MD&A For the period ended November 30, 2021

PERSONNEL

In July 2021 the Company's CEO resigned.  As a component to a separation agreement, the former CEO is to be available as a consultant to the Company until December 31, 2021.  Not including the Company's former CEO acting as a consultant, the Company's current complement of officers, staff and consultants in Canada consists of 5 individuals.

Subsequent to November 30, 2021, the Company appointed Frank Hallam to the position of Chief Executive Officer ("CEO") effective December 8, 2021, following his serving as Interim President and CEO since July 2021.

The Company's complement of managers, staff, technical personnel, consultants, security and casual workers in South Africa currently consists of 9 individuals. The Waterberg Project is currently operated by the Company utilizing its staff, consultants and personnel. Contract drilling, geotechnical, engineering and support services are utilized as required.

2. PROPERTIES

Under IFRS, the Company capitalizes all acquisition, exploration and development costs related to mineral properties. The recoverability of these amounts is dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the development of the property, and any future profitable production, or alternatively upon the Company's ability to dispose of its interests on an advantageous basis.  The Company evaluates the carrying value of its property interests on a regular basis.  Management is required to make significant judgements to identify potential impairment indicators.  Any properties management deems to be impaired are written down to their estimated net recoverable amount.

For more information on mineral properties, see below and note 3 of the Financial Statements.

MATERIAL MINERAL PROPERTY INTERESTS

Waterberg Project

Recent Activities

During the period ended November 30, 2021, approximately $1.3 million was spent at the Waterberg Project for geotechnical drilling, erection of fences, ground clearing, infrastructure engineering and surveying.  Baseline environmental monitoring studies are underway.  Work is being carried out to identify and assess local deposits of calcrete and other aggregate materials that may be suitable for road building and infrastructure pad foundations.

At period end, $41.4 million in accumulated net costs had been capitalized to the Waterberg Project.  Total expenditures on the property since inception from all investor sources to November 30, 2021 are approximately $79.4 million.

The geotechnical drilling campaign at the Waterberg Project commenced in July 2021 and was completed in mid October 2021, consisting of 46 boreholes drilled along the planned centerline of two sets of twin declines and box-cut positions.  Approximately 11 holes were drilled vertically, and the remaining holes were inclined out of the plane to intersect all possible discontinuities.  A total of 5,966 metres of drill core were recovered and a total of 2,696 metres of core were geotechnically logged from within the zone of interest.  All boreholes except those in the planned box-cut areas were backfilled with cement upon completion. Downhole geophysical surveys were conducted consisting of optical and/or acoustic televiewer and gamma probes as well as caliper probes. Three packer tests were conducted in boreholes where groundwater strikes were encountered. Core samples of all the major geotechnical units encountered were collected and subjected to laboratory testing.

The results of the drilling campaign confirm that the box-cut positions are in sandstone, and the central and southern declines transition from sandstone into a dolerite sill and back into sandstone before cutting into the igneous rocks of the Bushveld Complex.  In general, results are as expected, and the rock mass is competent.  Also as expected, some support will be required for both tunnel sets.  No problem areas, where special mining methods or non-standard support would be required, have been identified. Groundwater inflow is also not considered a risk. The standard practice of probe drilling ahead of decline tunnel development will be important to monitor rock quality and identify correct support standards ahead of development.  Geotechnical qualified persons monitoring the drill programme have stated that in general, the rock mass encountered along both decline routes can support the planned excavations with no major problem areas expected.

PLATINUM GROUP METALS LTD. (A Development Stage Company) Supplementary Information and MD&A For the period ended November 30, 2021

The Company and Waterberg JV Co. are assessing commercial alternatives for mine development financing and concentrate offtake.  The Company is also assessing the possibility of constructing a dedicated furnace for the processing of Waterberg Project concentrate to produce an upgraded product for sale in the market without the need for treatment by a third party offtaker.  An internal pre-feasibility study for such a Waterberg matte furnace was completed for the Company by industry experts in late 2021.  The pre-feasibility study assessed the construction and operation of a 20 MW smelting furnace with two off air-blown converters capable of producing a matte suitable as feed to a standard base metal refinery in South Africa or elsewhere.  The Company is in process to complete further studies examining downstream beneficiation, the optimal location for such a furnace, as well as down stream marketing considerations, permitting and power and water requirements.  The Company has approached several international metal refining companies to request indicative terms for the sale of Waterberg furnace matte.  The Company has also researched the economic feasibility of acquiring an existing furnace in South Africa that may be refurbished and modified to process Waterberg Project concentrate.

After the completion of the Waterberg DFS, a 2020 Work Program funded by Implats until September 15, 2020, completed various optimization and risk mitigation studies, including:

  Dry stacking of tailings to reduce water use and reduce tailings impoundment footprint.
  Confirmation of portal positions and detailed designs.
  Review of initial mining method, stope and sub level designs.
  Detailed benchmarking to comparable operations around the world and specifically in Africa.
  Detailed simulation of underground mining and surface systems.
  Possible use of battery electric underground vehicles and resulting reduced ventilation and cooling requirements, reduced electrical power requirements, and opex/capex implications.
  Possible use of mobile tunnel boring.
  Review of water demand and supply and test drilling to confirm water resources.

Geotechnical drilling of boxcut/portal locations and along planned decline pathways, budgeted at approximately R 27 million, was not completed before September 15, 2020, as such work first required the grant of a mining right.  Total actual cost of the completed 2020 Work Program funded by Implats amounted to approximately $1.5 million (R24.7 million).

Waterberg DFS

On September 24, 2019, the Company published the results of the Waterberg DFS.  Waterberg JV Co. shareholders approved the Waterberg DFS on December 5, 2019.  Highlights of the Waterberg DFS include:

  A significant increase in Mineral Reserves from the Waterberg Project's 2016 Pre-Feasibility Study ("PFS") for a large-scale, shallow, decline-accessible, mechanised, palladium, platinum, gold and rhodium mine.  Use of backfill in the Waterberg DFS design lowers risk and increases mined ore extraction rates.

  Annual steady state production rate of 420,000 4E ounces.  Estimated mine life of 45 years on current reserves.  The planned production rate is by careful design in order to reduce capital costs and simplify construction and ramp-up.

  After-tax net present value ("NPV") of $982 million, at an 8% real discount rate, using spot metal prices as at September 4, 2019 (Incl. $1,546 Pd/oz) ("Spot Prices").

  After-tax NPV of US$ 333 million, at an 8% real discount rate, using three-year trailing average metal prices up until September 4, 2019 (Incl. $1,055 Pd/oz) ("Three Year Trailing Prices").

  After-tax internal rate of return of 20.7% at Spot Prices and 13.3% at Three Year Trailing Prices.

  Estimated project capital of approximately $874 million, including $87 million in contingencies. Peak project funding estimated at $617 million.

  On site life of mine average cash cost (inclusive of by-product credits and smelter discounts) for the spot metal price scenario equates to $640 per 4E ounce.

  Updated measured and indicated mineral resources of 242 million tonnes at 3.38g/t 4E for 26.4 million 4E ounces (using 2.5 g/t 4E cut-off) and the deposit remains open on strike to the north and below an arbitrary depth cut-off of 1,250-meters.

PLATINUM GROUP METALS LTD. (A Development Stage Company) Supplementary Information and MD&A For the period ended November 30, 2021
  Proven and probable mineral reserves of 187 million tonnes at 3.24 g/t 4E for 19.5 million 4E ounces (using 2.5 g/t 4E cut-off).

The mineral resources for the Waterberg Project increased slightly based on in-fill drilling done during preparation of the Waterberg DFS. The mineral resources have been estimated based on 441 diamond drill holes and 583 deflections and has been stated at a 2.5 g/t 4E cut-off (the base-case). In the Waterberg DFS, a 2.5 g/t 4E cut-off grade has been applied to the mineral resource model as an input into the mine design. At the 2.5 g/t 4E cut-off grade, the total measured and indicated mineral resources are estimated at 242 million tonnes grading 3.38 g/t 4E for an estimated 26.4 million ounces 4E. Total mineral reserves at a 2.5 g/t 4E grade cut-off are estimated at 187 million tonnes for 19.5 million ounces 4E.

The mineral reserves are a subset of the mineral resource envelope at a 2.5 g/t 4E cut-off and they include only measured and indicated mineral resources with dilution and stope shapes considered. A minimum mining thickness of 2.4 meters and sublevel planning of 20 meters to 40 meters was considered in the mine plan for mineral reserves.

The mineral resources for the Waterberg Project are categorized and reported in terms of NI 43-101 and are tabulated below.

Mineral Resource Estimate at 2.5 g/t 4E cut-off, effective September 4, 2019 on 100% Project basis:

T Zone at 2.5 g/t (4E) Cut-off
Mineral Resource Category	Cut-off	Tonnage	Grade							Metal
	4E		Pt	Pd	Rh	Au	4E	Cu	Ni	4E
	g/t	Tonnes	g/t	g/t	g/t	g/t	g/t	%	%	Kg	Moz
Measured	2.5	4,443,483	1.17	2.12	0.05	0.87	4.20	0.150	0.080	18,663	0.600
Indicated	2.5	17,026,142	1.37	2.34	0.03	0.88	4.61	0.200	0.094	78,491	2.524
M+I	2.5	21,469,625	1.34	2.29	0.03	0.88	4.53	0.189	0.091	97,154	3.124
Inferred	2.5	21,829,698	1.15	1.92	0.03	0.76	3.86	0.198	0.098	84,263	2.709

F Zone at 2.5 g/t (4E) Cut-off
Mineral Resource Category	Cut-off	Tonnage	Grade							Metal
	4E		Pt	Pd	Rh	Au	4E	Cu	Ni	4E
	g/t	Tonnes	g/t	g/t	g/t	g/t	g/t	%	%	Kg	Moz
Measured	2.5	54,072,600	0.95	2.20	0.05	0.16	3.36	0.087	0.202	181,704	5.842
Indicated	2.5	166,895,635	0.95	2.09	0.05	0.15	3.24	0.090	0.186	540,691	17.384
M+I	2.5	220,968,235	0.95	2.12	0.05	0.15	3.27	0.089	0.190	722,395	23.226
Inferred	2.5	44,836,851	0.87	1.92	0.05	0.14	2.98	0.064	0.169	133,705	4.299

Waterberg Aggregate Total 2.5 g/t (4E) Cut-off
Mineral Resource Category	Cut-off	Tonnage	Grade							Metal
	4E		Pt	Pd	Rh	Au	4E	Cu	Ni	4E
	g/t	Tonnes	g/t	g/t	g/t	g/t	g/t	%	%	Kg	Moz
Measured	2.5	58,516,083	0.97	2.19	0.05	0.21	3.42	0.092	0.193	200,367	6.442
Indicated	2.5	183,921,777	0.99	2.11	0.05	0.22	3.37	0.100	0.177	619,182	19.908
M+I	2.5	242,437,860	0.98	2.13	0.05	0.22	3.38	0.098	0.181	819,549	26.350
Inferred	2.5	66,666,549	0.96	1.92	0.04	0.34	3.27	0.108	0.146	217,968	7.008

PLATINUM GROUP METALS LTD. (A Development Stage Company) Supplementary Information and MD&A For the period ended November 30, 2021

Mineral Resource Category	Prill Split Waterberg Project Aggregate
	Pt	Pd	Rh	Au
	%	%	%	%
Measured	28.2	64.4	1.5	5.9
Indicated	29.4	62.6	1.5	6.5
M+I	29.1	63.0	1.5	6.4
Inferred	29.5	58.9	1.2	10.4

Notes:

1. 4E elements are platinum, palladium, rhodium and gold.

2. Cut-offs for mineral resources were established by a QP after a review of potential operating costs and other factors.

3. Conversion factor used for kilograms ("kg") to ounces ("oz") is 32.15076.

4. A 5% and 7% geological loss was applied to the measured/indicated and inferred mineral resources categories, respectively.

5. The mineral resources are classified in accordance with NI 43-101. Mineral resources that are not mineral reserves do not have demonstrated economic viability and inferred mineral resources have a high degree of uncertainty.

6. The mineral resources are provided on a 100% Project basis, inferred and indicated categories are separate and the estimates have an effective date of 4 September 2019.

7. Mineral resources were completed by Mr. CJ Muller of CJM Consulting.

8. Mineral resources were estimated using kriging methods for geological domains created in Datamine from 441 mother holes and 583 deflections. A process of geological modelling and creation of grade shells using indicating kriging was completed in the estimation process.

9. The mineral resources may be materially affected by metal prices, exchange rates, labour costs, electricity supply issues or many other factors detailed in the Company's 2021 AIF.

10. The data that formed the basis of the mineral resources estimate are the drill holes drilled by Platinum Group as project operator, which consist of geological logs, drill hole collars surveys, downhole surveys and assay data. The area where each layer was present was delineated after examination of the intersections in the various drill holes.

11. Numbers may not add due to rounding.

Proven Mineral Reserve Estimate at 2.5 g/t 4E cut-off, effective September 4, 2019 on 100% Project basis:

Proven Mineral Reserve Estimate at 2.5 g/t 4E cut-off
		Pt	Pd	Rh	Au	4E	Cu	Ni	4E Metal
Zone	Tonnes	(g/t)	(g/t)	(g/t)	(g/t)	(g/t)	(%)	(%)	Kg	Moz
T Zone	3,963,694	1.02	1.84	0.04	0.73	3.63	0.13	0.07	14,404	0.463
F Central	17,411,606	0.94	2.18	0.05	0.14	3.31	0.07	0.18	57,738	1.856
F South	-	-	-	-	-	-	-	-	-	-
F North	16,637,670	0.85	2.03	0.05	0.16	3.09	0.10	0.20	51,378	1.652
F Boundary North	4,975,853	0.97	2.00	0.05	0.16	3.18	0.10	0.22	15,847	0.509
F Boundary South	5,294,116	1.04	2.32	0.05	0.18	3.59	0.08	0.19	19,020	0.611
F Zone Total	44,319,244	0.92	2.12	0.05	0.16	3.25	0.09	0.20	143,982	4.629
Waterberg Project Total	48,282,938	0.93	2.10	0.05	0.20	3.28	0.09	0.19	158,387	5.092

Probable Mineral Reserve Estimate at 2.5 g/t 4E cut-off, effective September 4, 2019 on 100% Project basis:

Probable Mineral Reserve Estimate at 2.5 g/t 4E cut-off
		Pt	Pd	Rh	Au	4E	Cu	Ni	4E Metal
Zone	Tonnes	(g/t)	(g/t)	(g/t)	(g/t)	(g/t)	(%)	(%)	Kg	Moz
T Zone	12,936,870	1.23	2.10	0.02	0.82	4.17	0.19	0.09	53,987	1.736
F Central	52,719,731	0.86	1.97	0.05	0.14	3.02	0.07	0.18	158,611	5.099
F South	15,653 ,961	1.06	2.03	0.05	0.15	3.29	0.04	0.13	51,411	1.653
F North	36,984,230	0.90	2.12	0.05	0.16	3.23	0.09	0.20	119,450	3.840
F Boundary North	13,312,581	0.98	1.91	0.05	0.17	3.11	0.10	0.23	41,369	1.330

PLATINUM GROUP METALS LTD. (A Development Stage Company) Supplementary Information and MD&A For the period ended November 30, 2021

Probable Mineral Reserve Estimate at 2.5 g/t 4E cut-off
		Pt	Pd	Rh	Au	4E	Cu	Ni	4E Metal
Zone	Tonnes	(g/t)	(g/t)	(g/t)	(g/t)	(g/t)	(%)	(%)	Kg	Moz
F Boundary South	7,616,744	0.92	1.89	0.04	0.13	2.98	0.06	0.18	22,737	0.731
F Zone Total	126,287,248	0.91	2.01	0.05	0.15	3.12	0.08	0.18	393,578	12.654
Waterberg Project Total	139,224,118	0.94	2.02	0.05	0.21	3.22	0.09	0.18	447,564	14.390

Proven & Probable Mineral Reserve Estimate at 2.5 g/t 4E cut-off, effective September 4, 2019 on 100% Project basis:

Total Estimated Mineral Reserve at 2.5 g/t 4E cut-off
		Pt	Pd	Rh	Au	4E	Cu	Ni	4E Metal
Zone	Tonnes	(g/t)	(g/t)	(g/t)	(g/t)	(g/t)	(%)	(%)	Kg	Moz
T Zone	16,900,564	1.18	2.04	0.03	0.80	4.05	0.18	0.09	68,391	2.199
F Central	70,131,337	0.88	2.02	0.05	0.14	3.09	0.07	0.18	216,349	6.956
F South	15,653,961	1.06	2.03	0.05	0.15	3.29	0.04	0.13	51,411	1.653
F North	53,621,900	0.88	2.09	0.05	0.16	3.18	0.10	0.20	170,828	5.492
F Boundary North	18,288,434	0.98	1.93	0.05	0.17	3.13	0.10	0.23	57,216	1.840
F Boundary South	12,910,859	0.97	2.06	0.05	0.15	3.23	0.07	0.19	41,756	1.342
F Zone Total	170,606,492	0.91	2.04	0.05	0.15	3.15	0.08	0.19	537,560	17.283
Waterberg Project Total	187,507,056	0.94	2.04	0.05	0.21	3.24	0.09	0.18	605,951	19.482

Notes:

1. The estimated mineral reserves have an effective date of September 4, 2019.

2. A 2.5 g/t 4E stope cut-off grade was used for mine planning for the T Zone and the F Zone mineral reserves estimate.  The cut-off grade considered April 2018 metal spot prices.

3. Tonnes and grade estimates include planned dilution, geological losses, external overbreak dilution, and mining losses.

4. 4E elements are platinum, palladium, rhodium and gold.

5. Numbers may not add due to rounding.

The Waterberg Project financial performance has been estimated both at Spot Prices and at Three Year Trailing Average Prices as set out in the table below. The long-term real US$/Rand exchange rate for the Spot Price scenario is set at 15.00, which is based on an intra-day traded spot rate as of September 4, 2019. The US$/Rand exchange rates for the Three-Year Trailing Price scenario, is based on Bloomberg's nominal consensus forward-curve as at June 2019, which translates into a long-term real US$/Rand rate of 15.95. The price deck assumptions for each scenario are tabled below.

Waterberg DFS Technical Report Price Deck Assumptions in US$

Parameter	Unit	Spot Prices (Sept 4, 2019)	Three Year Trailing Prices (Sept 4, 2019)
US$ / Rand (Long-term Real)	US$/Rand (Real July 2019)	15.00	15.95
Platinum Palladium Gold Rhodium Basket Price (4E) Copper Nickel	US$/oz (Real July 2019) US$/oz (Real July 2019) US$/oz (Real July 2019) US$/oz (Real July 2019) US$/oz (Real July 2019) US$/lb (Real July 2019) US$/lb (Real July 2019)	980 1,546 1,548 5,036 1,425 2.56 8.10	931 1,055 1,318 1,930 1,045 2.87 5.56

PLATINUM GROUP METALS LTD. (A Development Stage Company) Supplementary Information and MD&A For the period ended November 30, 2021

Parameter	Unit	Spot Prices (Sept 4, 2019)	Three Year Trailing Prices (Sept 4, 2019)
Smelter Payability: 4E Metal Smelter Payability: Copper Smelter Payability: Nickel	% Gross Sale Value % Gross Sale Value % Gross Sale Value	85% 73% 68%	85% 73% 68%

Readers are directed to review the full text of the DFS Technical Report, available for review under the Company's profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov for additional information.

The known deposit strike length on the Waterberg Project is 13 km long so far, remains open along strike and begins from a depth of 140 meters vertical.  The Waterberg DFS mine plan covers a strike length of approximately 8.5 km.  The deposit is known to continue down dip below the arbitrary 1,250 meter cut off depth applied to the deposit for resource estimation purposes.  The Waterberg Project and the deposit is still open for expansion.  Based on airborne gravity surveys and drilling completed to date, additional drilling northward along strike is recommended for the future.

As a result of its shallow depth, good grade and a fully mechanized mining approach, the Waterberg Project can be a safe mine within the lowest quartile of the Southern Africa platinum group element industry cost curve.

The Waterberg DFS mine plan models production at 4.8 million tonnes of ore per annum and 420,000 4E ounces per year in concentrate. The mine initially accesses the orebody using two sets of twin decline tunnels with mining by fully mechanised long hole stoping methods and paste backfill. Paste backfill allows for a high mining extraction ratio as mining can be completed next to backfilled stopes without leaving internal pillars.  Maintaining safety and reliability were key mine design criteria. As a result of the scale of the orebody, bulk mining on 20 to 40 meter sublevels with large underground equipment and conveyors for ore and waste transport provides high efficiency.  Many of the larger successful underground mines in the world use the same method of mining with backfill and estimated costs were benchmarked against many of these operations.

Mining Right Grant

A formal Mining Right Application ("MRA") for the Waterberg Project, including a Social and Labour Plan ("SLP"), was accepted for filing by the DMRE on September 14, 2018. The Company held local public meetings on numerous occasions in advance of the MRA.  A program of public consultation as part of the formal MRA and EA application for the Waterberg Project was completed in August 2019. An Environmental Impact Assessment ("EIA") and Environmental Management Program ("EMP") were filed with the DMRE on August 15, 2019.  An EA was granted for the Waterberg Project on August 12, 2020, subject to a public notice period and finalization of issues raised by affected parties, which process was completed with the issue of the final EA on November 10, 2020.

On January 28, 2021, the DMRE issued a letter to Waterberg JV Co. notifying the Company that a mining right for the Waterberg Project (the "Waterberg Mining Right") had been granted.  Public disclosure and notice of the Waterberg Mining Right grant was promulgated by the Company and Waterberg JV Co. as required under South African legislation.

On and following March 5, 2021, the Company received three notices of appeal, filed by individual appellants from local communities, against the January 28, 2021 decision of the DMRE granting the Waterberg Mining Right.  One group filed an application for an order in the High Court of South Africa to review and set aside the decision by the Minister of the DFFE to refuse condonation for the late filing of the group's appeal against the grant of an EA for the Waterberg Project in November 2020.

On July 30, 2021, Waterberg JV Co. received an urgent interdict application from a group located near planned surface infrastructure on the farm Ketting.  Waterberg JV Co. promptly filed an answering affidavit denying urgency and arguing that the application is without merit.  The applicants did not respond and were obliged to remove their application from the urgent court roll. The application may proceed as a normal High Court application.  On November 16, 2021 the host Kgatlu community from the farm Ketting, where the planned infrastructure is to be located, filed an application to join as a respondent to the restraint application.  In their affidavit the host community documented their support for the Waterberg Mine.  Once again, the applicants did not respond to the Kgatlu joinder application within the timeline specified by the rules of court and have likewise failed to file a replying affidavit.  Waterberg JV Co. is assessing its options to have the urgent interdict application dismissed with costs.

PLATINUM GROUP METALS LTD. (A Development Stage Company) Supplementary Information and MD&A For the period ended November 30, 2021

The Company believes that all requirements specified under the National Environmental Management Act, the MPRDA and other applicable legislation have been complied with and that the DFFE correctly approved and the DMRE correctly issued the EA.  The Company also believes that the leadership and majority of residents in the host communities support the Waterberg Project.

According to the MPRDA, an appeal can be considered by the Minister of the DMRE for determination within a 130-business day timeframe. Waterberg JV Co. has raised numerous factual and legal defences against the appeals and court actions described above. Senior Counsel and attorneys acting for Waterberg JV Co. have prepared and filed formal rebuttals to the appeals.  The Waterberg Mining Right was notarially executed on April 13, 2021, was registered at the Mineral and Petroleum Titles Registration Office on July 6, 2021 and remains active. The Company believes that the appeals and legal challenges are without merit.

The Member of the Executive Committee ("MEC") for the Limpopo Department of Economic Development, Environment and Tourism, Mr. Thabo Andrew Mokone, recently undertook to investigate the appeals and court actions described above.  The MEC is aware of disagreements between the mine and certain members of the local communities.  During September to November 2021 the MEC hosted engagements with representatives of Waterberg JV Co. and community leaders.  The MEC has stated "The Community have expressed their desire and support for the Waterberg Project."  Discussions between the MEC and people from the local communities are ongoing and expected to resume in January 2022.  The MEC believes that these discussions will lead to a resolution of concerns and to a more harmonious relationship between Waterberg JV Co. and the local community.

Waterberg JV Co. remains committed to engaging and working with all host communities to ensure that all legitimate concerns are addressed, and mining operations are conducted in a harmonious and respectful manner. Waterberg JV Co. aims to optimize the Waterberg Project for the benefit of all stakeholders.

If any of the above appeals are successful, the decision to grant the Waterberg Mining Right will be set aside and the mining right application will revert to being in process, pending either a resolution of the appellants' demands for payment of lease and other retrospective issues, or pending the outcome of any review Waterberg JV Co. may request by the High Court of the appeal decision.

Community Considerations

Training for a new mechanised mining workforce is an important component of the Waterberg Project life of mine plan and the SLP.  Planning for training programs has been undertaken with the assistance of global mine training leader, Norcat, of Sudbury, Ontario. The Waterberg DFS modelled a significant investment in training, focussed on the immediate area of the Waterberg Project, working in cooperation with local communities, colleges and facilities.

Infrastructure planning and option assessments were components of the 2020 Work Program.  Detailed hydrological work studying the utilization of known sources for significant volumes of ground water has been conducted.  In 2018, a co-operation agreement was entered between Waterberg JV Co. and the local Capricorn Municipality for the development of water resources to the benefit of local communities and the mine.  Hydrological work has identified several large-scale water basins that are likely able to provide mine process and potable water for the Waterberg Project and local communities.  Test drilling of these water basins has been completed resulting in the identification of sufficient water supply for the mine.  An earlier drilling program conducted by the Capricorn District Municipality identified both potable and high mineral unpotable water resources in the district.  Drilling by Waterberg JV Co. has identified some potable water resources.  Several boreholes proximal to the Waterberg Project identified large volumes of high mineral, unpotable water not suitable for agriculture.  Hydrological and mill process specialists have tested the use of this water as mine process water.  In general, ground water resources identified proximal to the Waterberg Project have the potential for usage by both the mine and local communities.  Further water definition work and drilling is planned.

The establishment of servitudes for power line routes and detailed planning and permitting for South Africa's state-owned electricity utility, ESKOM Holdings Limited's ("ESKOM") are also advancing.  Power line environmental and servitude work is being completed by TDxPower in coordination with ESKOM.  TDxPower has progressed electrical power connection planning for approximately a 70 km, 137MvA line to the Waterberg Project.  Engineering refinement of steady state power requirements has resulted in a reduced demand of approximately 90MvA at steady state.  Bulk power design and costing work for steady state requirements has commenced.  ESKOM is engaged with project engineers to determine electrical power sources and availability.  A temporary power line for the construction period from the nearby grid at Bochum is being designed and costed.  Community engagement regarding power line routes and completion of an EIA for the power line routes is in process.

PLATINUM GROUP METALS LTD. (A Development Stage Company) Supplementary Information and MD&A For the period ended November 30, 2021

History of Acquisition

The Waterberg Project is comprised of the former Waterberg JV Property and the Waterberg Extension Property, which were combined into one project area in 2015.  At November 30, 2021, the Waterberg Project consisted of granted prospecting rights, applied for prospecting rights and a granted mining right with a combined active project area of 79,188 hectares, located on the Northern Limb of the Bushveld Complex, approximately 85 km north of the town of Mokopane.  Of the total project area 20,532 hectares are covered by the Waterberg Mining Right, as described above.  A further 58,655 hectares are covered by active prospecting rights.  Waterberg JV Co. is currently in process to apply for closure on one inactive prospecting right located north of the known mineralized area, measuring 20,242 hectares.  Further closure applications are expected in 2022 for uneconomic prospecting rights still held within the aggregate Waterberg Project area.

Prospecting rights in South Africa are valid for a period of five years, with one renewal of up to three years.  Furthermore, the MPRDA provides for a retention period after prospecting of up to three years with one renewal of up to two years, subject to certain conditions.  The holder of a prospecting right granted under the MPRDA has the exclusive right to apply for and, subject to compliance with the requirements of the MPRDA, to be granted a mining right in respect of the prospecting area in question.

In October 2009, PTM RSA, JOGMEC and Mnombo entered into a joint venture agreement, as later amended on May 20, 2013 (the "JOGMEC Agreement") whereby JOGMEC could earn up to a 37% participating interest in the Waterberg JV Project for an optional work commitment of $3.2 million over four years, while at the same time Mnombo could earn a 26% participating interest in exchange for matching JOGMEC's expenditures on a 26/74 basis ($1.12 million).

On November 7, 2011, the Company executed an agreement with Mnombo to acquire 49.9% of the issued and outstanding shares of Mnombo in exchange for cash payments totaling R1.2 million and an agreement that the Company would pay for Mnombo's 26% share of costs on the Waterberg JV Project until the completion of the Waterberg DFS.

On May 26, 2015, the Company announced a second amendment to the JOGMEC Agreement (the "2nd Amendment") whereby the Waterberg JV Project and the Waterberg Extension Project were consolidated and contributed into an operating company, Waterberg JV Co.  The transfer of Waterberg Project prospecting rights into Waterberg JV Co. pursuant to the 2nd Amendment was given section 11 approval by the DMRE in August 2017 and the transfer was completed on September 21, 2017.  This transaction was treated as taxable in South Africa and was offset by other tax-deductible losses and utilization of unrecognized taxable losses.  Under the 2nd Amendment, JOGMEC committed to fund $20 million in expenditures over a three-year period ending March 31, 2018.  The Company remained the Waterberg Project operator under the 2nd Amendment.

On November 6, 2017, the Company and JOGMEC closed the Implats Transaction and Implats acquired its 15% interest in Waterberg JV Co. and the right to match any third-party offtake terms under the Offtake ROFR.

In accordance with its mandate established by the government of Japan, JOGMEC must make available for sale to a Japanese company, any project rights that it may hold once that project advances to the development stage.  On March 8, 2018, JOGMEC announced that it had signed a memorandum of understanding with Hanwa to transfer 9.755% of its 21.95% interest in Waterberg JV Co. to Hanwa, which was the result of Hanwa winning JOGMEC's public tender held on February 23, 2018.  In March 2019, the South African government approved the transaction, and the transfer process was completed.  Under the terms of the transaction, Hanwa also acquired the metal rights to solely purchase some or all of the metals produced from the Waterberg Project at market prices.  JOGMEC has recently commenced a process to dispose of its remaining shareholding in Waterberg JV Co.  As of the date of this MD&A, JOGMEC has not advised the Waterberg JV Co. partners of any pending transaction.  Should JOGMEC propose a sale of any or all of its interests in Waterberg JV Co. to a non-Japanese company, PTM and Mnombo would have pro rata rights of first refusal to acquire a portion of the shares proposed for sale at the proposed sale price.

PLATINUM GROUP METALS LTD. (A Development Stage Company) Supplementary Information and MD&A For the period ended November 30, 2021

Environmental, Social and Governance ("ESG")

Corporate Social Responsibility

Being a responsible corporate citizen means protecting the natural environment associated with its business activities, providing a safe workplace for its employees and contractors, and investing in infrastructure, economic development, and health and education in the communities where the Company operates so that it can enhance the lives of those who work and live there beyond the life of such operations. The Company takes a long-term view of its corporate responsibility, which is reflected in the policies that guide its business decisions, and in its corporate culture that fosters safe and ethical behaviour across all levels of Platinum Group. The Company's goal is to ensure that its engagement with its stakeholders, including its workforce, industry partners, and the communities where it operates, is continued, mutually beneficial and transparent. By building such relationships and conducting ourselves in this manner, the Company can address specific concerns of its stakeholders and work cooperatively and effectively towards achieving this goal.

Approach

The Company and Waterberg JV Co. are committed to conducting business in a responsible and sustainable manner. Our core ESG values are:

  to maximize the positive effect of our projects and operations for all stakeholders;
  caring for the environment in which we operate;
  contributing to both the short-term and long-term development of our host communities;
  ensuring safe and secure workplaces for our employees;
  contributing to the welfare of our employees and local communities; and
  promoting good corporate governance, through openness, transparency, and accountability.

We are working to develop a set of performance indicators to measure and monitor key environmental, social sustainability and governance activities at the Waterberg Project. We wish to achieve a high level of understanding and commitment from those who carry out our day-to-day activities.  Our social performance indicators aim to cover social risk management, grievance management and community investment.  Our environmental performance indicators aim to cover environmental impact mitigation, audits, water, energy, greenhouse gas emissions and environmental remediation and rehabilitation.  Health and safety performance indicators are also to be recorded and monitored.

ESG Reporting and Assessment

We have partnered with Digbee Ltd. ("Digbee") to utilize an industry approved set of frameworks to assess and disclose our ESG metrics.  Platinum Group completed its inaugural ESG disclosure submission with Digbee in September 2021.  Digbee, a United Kingdom based company, is a new mining-focused expert network and ESG disclosure platform with a goal to provide improved disclosure and better access to capital markets for mining companies involved with strong ESG practices.  Digbee has been endorsed by leading financial firms who support the Digbee ESG initiative such as Blackrock Inc., BMO (defined below), and Dundee Corporation.

The Digbee ESG platform amalgamates over thirty initiatives and reporting standards to generate an appropriate ESG score for development stage mining companies.  The Digbee reporting framework encompasses widely recognized ESG standards including, the Equator Principles, the Global Reporting Initiative Standards, the sustainability accounting standards of the Sustainability Accounting Standards Board, and the recommendations for more effective climate-related disclosures established by the Task Force on Climate Related Disclosure.  Digbee provides a reporting framework to assist financial institutions in their own assessment of environmental and social risks in projects.

The Company's ESG submission was based on both corporate level and project level disclosure. As part of the Waterberg Mining Right application process the Company developed a wide-ranging set of studies and plans in relation to potential ESG impacts. These studies and specialists were leveraged to form the basis of the Digbee ESG disclosure and subsequent outcomes.

Based on the information provided, Platinum Group achieved an overarching score from Digbee of BB with a range of CC to AA as of September 2021.

PLATINUM GROUP METALS LTD. (A Development Stage Company) Supplementary Information and MD&A For the period ended November 30, 2021

High Level Positive Outcomes from Digbee Assessment

  The commodities expected to be produced from this asset are recognized as being critical to the global energy transition.
  The original layout for the mining operation has been altered to reduce its potential impact on local communities, a sign that Platinum Group is listening and reacting to stakeholder engagement.
  Robust impact assessments have been completed providing good baselines for ongoing ESG monitoring.

High Level Potential Risks and Opportunities from Digbee Assessment

  The asset is located in an arid environment with the need to manage all water sources, pathways and receptors very carefully.
  While immediate local communities are generally supportive of the project, interaction between communities and mining companies in the larger region have led to civil dissatisfaction in the past.
  Information submitted pertaining to the tailings storage facility indicates that further studies are required to optimize the management of all related risks.

ESG Objectives

We are continuing to work on enhancements to our community engagement processes for all our mining and environmental matters.  We consider all stakeholders and confirm our commitment to the health and safety of our employees and surrounding communities.  Health and safety also remain a top priority.  Our ESG objectives include:

  reducing planned water consumption;
  achieving full compliance with regulations and reporting of greenhouse gas emissions;
  achieving minimum impact on vegetation and supporting and enabling local biodiversity;
  reducing planned industrial waste;
  resolving individual community member grievances;
  continuing and improving stakeholder communication and engagement programmes; and
  achieving zero significant environmental incidents;

Environmental

We have commissioned independent environmental site inspections and environmental management program compliance assessments at the Waterberg Project for all our prospecting rights areas.  Annual environmental reports are filed with regulators.  To date, there have been no significant environmental incidents at our Waterberg operation since exploration began on the property in 2011.  As a requirement to the grant of the Waterberg Mining Right an EIA and EMP were filed with governmental regulators after a comprehensive consultation process with communities, regulators, environmental institutions, and other stakeholders over the last ten years.  Several independent, third-party specialist consultants completed component studies as a part of the application process. The EIA and EMP were subsequently approved by the relevant regulators.

PLATINUM GROUP METALS LTD. (A Development Stage Company) Supplementary Information and MD&A For the period ended November 30, 2021

During 2020, an environmental rehabilitation bond was established for the future costs of mine closure and environmental restoration.  As the operations at the Waterberg Project increase, so too will the quantum of this bond.

During 2020, a study examining the use of battery electric equipment for the Waterberg Project was completed and a study examining possible water use reduction and dry stacking solutions for tailings was completed.

Furthermore, the mineral resources targeted at the Waterberg Project are mineable platinum group metals, being mainly palladium, platinum, and rhodium.  These metals are important elements in terms of reducing harmful emissions from internal combustion engines.  Platinum is a critical element in fuel cells and the "hydrogen economy" in general, highlighting the mine's potential to contribute to a cleaner future.

Social

In response to the COVID-19 pandemic, we provided and delivered approximately US$5,000 in hygiene supplies, medical supplies, and personal protection equipment to local communities near the Waterberg Project.  We ensured safe operation of exploration and office facilities during the government mandated and recommended activity suspensions.  To date, work at the Waterberg Project has been related to exploration and engineering activities.  Overall safety performance has been very good and strict safety protocols are followed.

We maintain an open communication policy with communities near the Waterberg Project.  We responded to concerns raised by individuals regarding water resources, roadways, heritage sites and planned infrastructure locations by thoroughly investigating each reported concern or claim.  Meetings were held with community leaders and site inspections occurred with local community members accompanied by independent consultants, NGOs, government agencies and regulators.  Although no material issues or events of regulatory non-compliance by the Company have been identified after these investigations, the Company remains committed to operating in a responsible manner and continues to work with local community leadership to ensure any identified issues are resolved in an appropriate and professional manner and in compliance with governing regulations.  Based on community meetings and direct feedback, and in part due to the Company's efforts to engage and support local communities, we believe local community residents support the development of the Waterberg Project and understand the expected economic benefits.  Nonetheless, several parties within the local community filed appeals in 2021 objecting to the grant of the Waterberg Mining Right.  Waterberg JV Co. has responded to each appeal and will follow the appropriate regulatory process in each instance.

Social and Labour Plans

The SLP was developed pursuant to DMRE guidelines for social and labour plans and has been submitted in accordance with regulation 46 of the MPRDA. The objective of a social and labour plan is to align the Company's social and labour principles with the related requirements established under Mining Charter 2018.  These requirements include promoting employment and avoiding retrenchments, advancement of the social and economic welfare of all South Africans, contributing toward the transformation of the mining industry and contributing towards the socio-economic development of the communities proximal to the Waterberg Project.  Contractors will be required to comply with the SLP and policies, including commitment to employment equity and BEE, proof of competence in terms of regulations, commitment to undertake training programs, compliance with all policies relating to recruitment, training, health and safety, etc. In terms of human resources training, the Waterberg Project SLP will establish objectives for adult-based education training, learnerships and development of the skills required by mining industry, portable skills training for transition into industries other than mining, education bursaries and internships. The SLP will also establish local economic development objectives for projects such as community centre refurbishment, high school refurbishment, water and reticulation projects, housing development, establishment of recreational parks and various other localized programmes for small scale industry, agriculture, entrepreneurship and health and education.

To support the DMRE approved SLP for affected communities near the Waterberg Project, we have budgeted expenditures amounting to R 335.6 million ($21 million at November 30, 2021) over a five-year period.  Expenditures are subject to the grant of all required permits and the commencement of development activities on site.  At the end of each five-year period a new SLP will be established, considering actual expenditures to date and changes to adjust for community feedback, needs and preferences.  The current SLP includes the following provisions:

PLATINUM GROUP METALS LTD. (A Development Stage Company) Supplementary Information and MD&A For the period ended November 30, 2021
  Human Resource Development

Waterberg JV Co. is aware of the importance of human resources to accomplish its business objectives.  Skills development is the foundation for attaining competent and productive employees who can contribute to meeting the mine's business objectives and contribute to the upliftment of their communities through their own personal economic success. The skills development plan for the Waterberg Project budgets R 4.98 million ($0.31 million at November 30, 2021) for the achievement of future career development opportunities within the mining industry and beyond the needs of the mine's operational requirements.  The skills development plan seeks to achieve portable skills through accredited qualification by certified training providers and programmes.  Emphasis is to be applied to employment equity and to participation by historically disadvantaged South Africans and women.  Learnership, internship, bursary and youth training programs are planned.  Targets have been established for procurement and employment levels for women and for people from the local community.

  Local Economic Development

The Local Economic Development ("LED") program will seek to enable local communities to become economically stronger by improving infrastructure, business skills, entrepreneurship, job creation and income.  An amount of R 320.6 million ($20.1 million at November 30. 2021) has been budgeted for LED projects seeking to amplify opportunities as well as alleviate poverty within the surrounding communities of the mine. Programmes are to include infrastructure and educational support to local schools, mine and community bulk water supply and reticulation, extension and equipping of existing clinic/health facilities, and road construction.

  Management of Downscaling

A budget of R 10.0 million ($0.63 million at November 30, 2021) has been established for training and skills development.  We conducted a social audit and needs and skills assessment of the communities near the Waterberg Project to learn about these communities and to help direct our efforts towards the matters of importance to them.  This work will guide our long-term training programs intended to increase skilled employment opportunities for local community members.  Investment in human resource development and facilitation of training during the lifetime of the Waterberg Project intends to sustain skills that will support employment for workers beyond the life of the mine. The mine intends to comply with the Basic Conditions of Employment Act and the Department of Labour's Social Plan Guidelines with the goal of establishing skills that will be of value to employees at a future time of downscaling and retrenchment.

Governance

The Company has a Governance and Nomination Committee to ensure good corporate governance in the Company's stewardship. The committee's responsibilities include, but are not limited to:

  reviewing and making recommendations relating to respecting good corporate governance and the board's stewardship role in the management of the Company;
  the regular evaluation of the effectiveness of the board, its members, its committees and their charters;
  the evaluation of the performance of individual directors, the board, and committees of the board;
  the performance evaluation of the chairperson of the board and the chairperson of each board committee;
  the performance evaluation of the CEO and CFO, including performance against corporate objectives;
  CEO and CFO succession planning;
  overseeing compliance with the Company's Code of Business Conduct and Ethics, monitoring compliance with the code, investigating any alleged breach or violation of the code, authorizing any waiver granted in connection with the code; and
  overseeing compliance with any rules, regulations or guidelines promulgated by regulatory authorities relating to corporate governance.

PLATINUM GROUP METALS LTD. (A Development Stage Company) Supplementary Information and MD&A For the period ended November 30, 2021

On April 30, 2021, the Company established an Environmental, Health and Technical Advisory Committee to oversee capital projects and material transactions undertaken by the Company, its subsidiaries or its affiliates from an environmental, technical, financial and scheduling perspective and to be responsible for developing and monitoring standards for ensuring a safe and healthy work environment and to promote sustainable development.

The Company is subject to anti-corruption laws and regulations, including the Canadian Corruption of Foreign Public Officials Act and certain restrictions applicable to U.S. reporting companies imposed by the U.S. Foreign Corrupt Practices Act of 1977, as amended, and similar anti-corruption and anti-bribery laws in South Africa, that prohibit companies from bribing or making other prohibited payments to public officials to obtain or retain an advantage in the course of business.

The Company has previously adopted a Code of Business Conduct and Ethics, a Claw Back Policy, and a Whistle Blower Policy, amongst other customary codes and committees. During 2021 we established an Environmental, Health, Safety and Technical Committee comprised of cross-disciplinary directors.

We also adhere to the corporate governance policies of the Toronto Stock Exchange and the NYSE American, LLC ("NYSE American").

3. DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

A) Liquidity, Capital Resources and Going Concern

Recent Equity Financings

On February 5, 2021, the Company announced an at-the-market-offering-sales-agreement with BMO Capital Markets.  Under the sales agreement the Company could sell its common shares from time to time for up to $50 million in aggregate sales proceeds in "at the market" transactions (the "2021 ATM"). In aggregate to November 30, 2021 the 2021 ATM has sold 7,070,580 common shares at an average price of US$3.24 for net proceeds of US$21.6 million after fees and expenses of US$1.3 million.  As part of the 2021 ATM, for the three-month period ending November 30, 2021, the Company sold 4,567,790 common shares at an average price of US$2.62 per share for net proceeds of $11.6 million after fees and expenses of $354 thousand.  Subsequent to November 30, 2021 (as of January 13, 2022) the Company has issued a further 544,735 common shares at an average price of US$2.00, pursuant to the 2021 ATM for net proceeds of $1.06 million.

On December 8, 2020, the Company announced the closing of a non-brokered private placement with Deepkloof Limited ("Deepkloof"), a subsidiary of Hosken Consolidated Investments Limited ("HCI").  An aggregate of 1,121,076 shares were issued for US$2.23 per share for gross proceeds of $2.5 million (the "December 2020 HCI PP").  HCI maintained its approximate 31% interest in the Company when the December 2020 HCI PP closed.  Pricing for the December 2020 HCI PP was set to be consistent with the Company's 2020 ATM (see below).

On October 15, 2020, the Company announced it had closed a non-brokered private placement with HCI.  An aggregate of 1,146,790 shares were issued for US$2.18 per share resulting in gross proceeds of $2.5 million to the Company (the "October 2020 HCI PP").  HCI maintained its approximate 31% interest in the Company when the October 2020 HCI PP closed.  Pricing for the October 2020 HCI PP was set to be consistent with the Company's 2020 ATM (see below).

On September 4, 2020, the Company announced an at-the-market-offering-sales-agreement with BMO Capital Markets.  Under the sales agreement the Company could sell its common shares from time to time for up to $12 million in aggregate sales proceeds in "at the market" transactions (the "2020 ATM"). Common share sales pursuant to the 2020 ATM ended on November 30, 2020.  Final sales were settled, and the 2020 ATM completed, on December 2, 2020.  A total of 5,440,186 common shares at an average price of US$2.21 were sold pursuant to the 2020 ATM for net proceeds of $11.41 million after fees and expenses of $592 thousand.

The following reconciles the use of gross proceeds to recent financings as at November 30, 2021 (in thousands of dollars):

PLATINUM GROUP METALS LTD. (A Development Stage Company) Supplementary Information and MD&A For the period ended November 30, 2021

Use of Proceeds	October 15, 2020 Private Placement	2020 ATM Offering	December 8, 2020 Private Placement	2021 ATM Offering	Aggregate Proceeds	Actual Use of Proceeds to November 30, 2021
Partial repayment of the Sprott Facility	$1,250	$2,265	$1,250	$11,365	$16,400	$16,400
Payment of Bank Advisory Fees	$745	$1,445	$0	$0	$2,190	$2,190
General corporate purposes	$505	$8,290	$1,250	$11,301	$21,346	$14,582
TOTAL	$2,500	$12,000	$2,500	$22,936	$39,936	$33,172

Convertible Senior Subordinated Notes

On June 30, 2017, the Company issued and sold to certain institutional investors $20 million aggregate principal amount of 6 7/8% convertible senior subordinated notes due 2022 (the "Convertible Notes").  The net proceeds from the offering of Convertible Notes were used primarily to fund direct expenditures relating to the operation, closure and care and maintenance of the Maseve mine until completion of the sale of the Maseve mine (the "Maseve Transaction").  The Convertible Notes bear interest at a rate of 6 7/8% per annum, payable semi-annually on January 1 and July 1 of each year, beginning on January 1, 2018, in cash or at the election of the Company, in common shares of the Company or a combination of cash and common shares, and will mature on July 1, 2022, unless earlier repurchased, redeemed or converted.

Subject to certain exceptions, the Convertible Notes are convertible at the option of the holder, and may be settled, at the Company's election, in cash, common shares, or a combination of cash and common shares.  After giving effect to the ten to one common share consolidation that occurred on December 13, 2018, the conversion rate is 100.1111 per $1,000 which is equivalent to a conversion price of approximately $9.989 per common share, representing a conversion premium of approximately 15% above the NYSE American closing sale price for the Company's common shares on June 27, 2017.  The conversion rate will be subject to adjustment upon the occurrence of certain events.  If the Company pays interest in common shares, such shares will be issued at a price equal to 92.5% of the simple average of the daily volume-weighted average price of the common shares for the 10 consecutive trading days ending on the second trading day immediately preceding the payment date, on the NYSE American or, if the common shares are not then listed on the NYSE American, on the principal U.S. national or other securities exchange or market on which the common shares are then listed.

In late December 2021 the Company paid $687,156 in cash to settle the January 1, 2022 bi-annual interest payable on $19.99 million of outstanding Convertible Notes.  To January 1, 2022, the Company has paid total interest of $6.23 million on the Convertible Notes, comprised of $2.75 million in cash and 2,591,647 in common shares, and issued 1,319 shares for $10,000 of conversions.  Due to a limitation on conversion contained in the indenture governing the Convertible Notes, dated June 30, 2017, between the Company and The Bank of New York Mellon (the "Indenture"), no more than 2,954,278 common shares, being 19.9% of the number of common shares outstanding on June 30, 2017, may be issued in settlement of interest payments or conversions.  A total of 361,312 common shares currently remain as potentially issuable in settlement of future interest payments or conversions.

After July 1, 2020, until the maturity date, the Company has the right to redeem all or part of the outstanding Convertible Notes at a price, payable in cash, of 100% of the principal amount of the Convertible Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.  Upon the occurrence of a fundamental change as defined in the Indenture, the Company must offer to purchase the outstanding Convertible Notes at a price, payable in cash, equal to 100% of the principal amount of the Convertible Notes, plus accrued and unpaid interest, if any.

The Convertible Notes are unsecured senior subordinated obligations and are subordinated in right of payment to the prior payment in full of all the Company's existing and future senior indebtedness pursuant to the Indenture.  The Company may issue additional Convertible Notes in accordance with the terms and conditions set forth in the Indenture.  The Indenture contains certain additional covenants, including covenants restricting asset dispositions, issuances of capital stock by subsidiaries, incurrence of indebtedness, business combinations and share exchanges.

PLATINUM GROUP METALS LTD. (A Development Stage Company) Supplementary Information and MD&A For the period ended November 30, 2021

Sprott Facility

On August 15, 2019, the Company entered the Sprott Facility, pursuant to which the Sprott Lenders advanced $20 million bearing interest at 11% per annum, compounded monthly.  Interest payments to Sprott for the three months ending November 30, 2021 totaled $0.22 million.

The Sprott Facility was originally scheduled to mature on August 14, 2021, however, the Company elected to extend the maturity date for $10.0 million in principal by one year in exchange for a payment in cash of $300,000, being three percent of the outstanding principal amount not repaid on the original maturity date.  Early repayment before the amended maturity date of August 14, 2022 is permitted.  The Company must maintain certain minimum working capital and cash balances under the covenants to the Sprott Facility.

The Sprott Facility requires that 50% of the Company's net proceeds from equity offerings or new debt securities be applied to repayment of the Sprott Facility.  However, from the aggregate net proceeds of the 2020 ATM, the October 2020 HCI PP and the December 2020 HCI PP, Sprott allowed the Company to pay Sprott a reduced amount of $4.8 million, with the balance of what would otherwise be due to Sprott of $3.39 million being retained by the Company for working capital and to settle $2.89 million of deferred bank advisory fees (the "Bank Advisory Fees"), as described below.  Looking forward, 50% of the net proceeds from the 2021 ATM are being paid to Sprott against the principal balance due.  To date the nominal principal balance of the Sprott Facility has been reduced by cash payments of $17.0 million, leaving the nominal principal amount outstanding at $3.0 million.

Going Concern

The Company currently has limited financial resources.  The Company incurred a loss of $3.3 million during the period ended November 30, 2021 and used cash in operating activities of $1.8 million.  The balance due under the Sprott Facility matures on August 14, 2022.  At November 30, 2021, the Company owed a nominal principal balance of $3.6 million to Sprott, owed $19.99 million on the Convertible Notes and had a resulting working capital deficiency of $16.5 million.  The Company has no sources of operating income at present.  The Company's ability to continue operations in the normal course of business will depend upon its ability to secure additional funding by methods which could include debt refinancing, equity financing, sale of assets and strategic partnerships.  The Company will continue to work closely with its major shareholders and lenders.  Management believes the Company will be able to secure further funding as required although there can be no assurance that these efforts will be successful.  Material uncertainties exist resulting in substantial doubt as to the ability of the Company to continue to meet its obligations as they come due and hence, the ultimate appropriateness of the use of accounting principles applicable to a going concern.

Contractual Obligations

The following table discloses the Company's contractual obligations as at November 30, 2021 (in thousands of dollars):

Payments Due by Year
	< 1 Year	1 - 3 Years	4 - 5 Years	> 5 Years	Total
Lease Obligations	$ 117	$ 130	$ -	$ -	$ 247
Environmental Bonds	38	75	66	-	179
Convertible Notes	21,364	-	-	-	21,364
Sprott Facility	3,883	-	-	-	3,883
Totals	$ 25,402	$ 205	$ 66	$ -	$ 25,673

Other contingencies: Refer to section 8 below - Risk Factors.

Accounts Receivable and Payable

2021 ATM proceeds receivable at November 30, 2021 totaled $0.2 million (August 31, 2021 - $0.2 million), representing amounts received after period end for shares sold prior to period end.  Accounts receivable at November 30, 2021, totaled $0.5 million (August 31, 2021 - $0.3 million) being comprised mainly of South African value added taxes.

PLATINUM GROUP METALS LTD. (A Development Stage Company) Supplementary Information and MD&A For the period ended November 30, 2021

Accounts payable and accrued liabilities at November 30, 2021, totaled $1.3 million (August 31, 2021 - $2.5 million) being comprised mainly of payables related to geotechnical drilling on the Waterberg Project.

B) Results of Operations

              Three Month Period November 30, 2021

For the three-month period ended November 30, 2021, the Company incurred a net loss of $3.3 million (November 30, 2020 loss of $2.6 million).  In the current period, general and administrative expenses were $1.3 million (November 30, 2020 - $0.8 million) with the rise due to increased legal fees related to the Africa Wide trial which took place during the current quarter.  The Company used cash in operating activities of $1.8 million (November 30, 2020 - cash used in operating activities of $4.4 million).  Share based compensation was $0.7 million (November 30, 2020 $0.4 million) with the increase due to an increased fair value of the options vesting during the current period resulting from a higher share price at the grant date.  Interest expense of $1.0 million (November 30, 2020 - $1.3 million) was lower due to the reduction in debt during the current period.  The currency translation adjustment recognized in the period was a loss of $3.7 million (November 30, 2020 - $3.1 million gain) due to the Rand decreasing in value relative to the U.S. Dollar during the current period.

Quarterly Financial Information

The following tables set forth selected quarterly financial data for each of the last eight quarters (In thousands of dollars, except for share data):

Quarter ended	Nov.30, 2021	Aug. 31, 2021	May 31, 2021	Feb. 28, 2021
Net finance income(1)	$25	$24	$25	$24
Net loss	3,316	4,228	2,282	3,989
Basic loss per share(2)	0.04	0.06	0.03	0.06
Total assets	50,994	51,199	54,497	50,771
Quarter ended	Nov. 30, 2020	Aug. 31, 2020	May 31, 2020	Feb. 29, 2020
Net finance income(1)	$24	$24	$28	$43
Net loss	2,564	1,230	3,352	3,100
Basic (earnings) loss per share(2)	0.04	0.02	0.05	0.05
Total assets	46,256	37,415	40,545	41,140

Notes:

(1) The Company earns income from interest bearing accounts and deposits. Rand balances earn higher rates of interest than can be earned at present in Canadian or U.S. Dollars. Interest income varies relative to cash on hand.

(2) Basic (earnings) loss per share is calculated using the weighted average number of common shares outstanding. The Company uses the treasury stock method to calculate diluted earnings per share. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares. In periods when a loss is incurred, the effect of share issuances under options would be anti-dilutive, resulting in basic and diluted loss per share being the same.

4. Dividends

The Company has never declared nor paid dividends on its common shares. The Company has no present intention of paying dividends on its common shares, as it anticipates that in the foreseeable future all available funds will be invested to finance its business.  The Company plans to consider a dividend policy upon the establishment of positive cash flow.

5.  Related Party Transactions

All amounts receivable and accounts payable owing to or from related parties are non-interest bearing with no specific terms of repayment.  All related party transactions are in the normal course of business and are recorded at consideration established and agreed to by the parties.  Transactions with related parties are as follows (in thousands of dollars):

i. During the period ended November 30, 2021, an amount of $67 ($63 - November 30, 2020) was paid or accrued to independent directors for directors' fees and services.

PLATINUM GROUP METALS LTD. (A Development Stage Company) Supplementary Information and MD&A For the period ended November 30, 2021

ii. During the period ended November 30, 2021, the Company was paid or accrued payments of $14 ($14 - November 30, 2020) from West Vault Mining Inc. (formerly West Kirkland Mining Inc.), a company with one officer in common, for accounting and administrative services.

iii. In fiscal 2018, Company closed a private placement with Deepkloof whereby HCI acquired a right to nominate one person to the board of directors of the Company and a right to participate in future equity financings of the Company to maintain its pro-rata interest.  HCI has exercised its right to nominate one person to the board of directors.  At November 30, 2021, HCI's ownership of the Company was reported at 21,297,526 common shares, representing a 26.67% interest in the Company.

6. Off-Balance Sheet Arrangements

The Company does not have any special purpose entities nor is it party to any off-balance sheet arrangements.

7. Outstanding Share Data

The Company has an unlimited number of common shares authorized for issuance without par value.  At November 30, 2021, there were 79,859,916 common shares, 3,840,521 incentive stock options and 536,992 restricted share units outstanding.  At January 13, 2022 the Company has 80,557,999 common shares issued as well as 4,416,171 incentive stock options and 503,430 restricted share units outstanding.

8. Risk Factors

The Company is subject to a number of risks and uncertainties, each of which could have an adverse effect on results, business prospects or financial position. For a comprehensive list of the risks and uncertainties affecting our business, please refer to the section entitled "Risk Factors" in the 2021 AIF and 2021 20-F, and the documents incorporated by reference therein.  The Company's 2021 AIF and 2021 20-F may be found on EDGAR at www.sec.gov and on SEDAR at www.sedar.com.  Certain risk factors are discussed below in more detail.

Impact of COVID-19

In December 2019, a novel strain of coronavirus known as SARS-CoV-2 which is responsible for the disease known as COVID-19 surfaced in Wuhan, China and has spread around the world, with resulting business and social disruption. COVID-19 was declared a worldwide pandemic by the World Health Organization on March 11, 2020.  Since March 2020 the pandemic has continued in waves and the emergence of the Omicron variant in late November 2021 has caused a resurgence in new infections.  The speed and extent of the spread of COVID-19, and the duration and intensity of resulting business disruptions and related financial and social impact, remain uncertain.  Supply chain disruptions caused by the pandemic have negatively affected global automotive production, resulting in a downturn for the prices of platinum, palladium and rhodium.

COVID-19 and the related counter measures taken by government, the Company or others in an attempt to reduce the spread of COVID-19 have had, and may continue to have, an adverse impact on many aspects of the Company's business including, employee health, workforce productivity and availability, travel restrictions, contractor availability, supply availability, the Company's ability to maintain its controls and procedures regarding financial and disclosure matters and the availability of insurance and the costs thereof, some of which, individually or when aggregated with other impacts, may be material to the Company.  The severity and extent of such adverse impacts cannot be predicted with certainty.

With effect from March 26, 2020, the Government of South Africa ordered a hard national lockdown until April 21, 2020, where all residents of South Africa could only leave their residence under strictly controlled circumstances (e.g. to buy food, seek medical assistance) in order to address the COVID-19 pandemic.  The hard lockdown was thereafter extended to April 30, 2020. Currently, South Africa is under a phased risk-alert lockdown process, with Level 5 being the hard, drastic lockdown that was imposed during April 2020 and Level 1 being a return to normalcy, but retaining the use of masks, sanitizers, and social distancing. Level 1 was re-implemented on September 21, 2020. The relaxation of the hard lockdown resulted in the number of infections increasing and accelerating in South Africa. In response the Government moved South Africa from Level 1 to an adjusted Level 3 lockdown on December 29, 2020, with further Level 3 adjustments made on January 11, 2020.  On March 1, 2021, South Africa moved to an adjusted Level 1 because of significant reductions in new infections.  On May 31, 2021, the country was moved from adjusted level 1 to an adjusted alert level 2, due to a third wave of infections.  On June 15, 2021, the country was moved to alert level 3.  On June 28, 2021, the country was moved to adjusted level 4, with the Delta variant fast becoming the dominant strain in the country.  On July 26, 2021 and afterwards alert levels were reduced until they once again reached adjusted Level 1 on October 1, 2021, as amended on December 17, 2021, where they remain as of the date of this MD&A, notwithstanding the prevalence of the Omicron variant.  The Company cannot provide any assurances that governments in Canada or South Africa will not implement measures that result in suspension or reduction of development operations at Waterberg Project or other projects the Company is involved in.

PLATINUM GROUP METALS LTD. (A Development Stage Company) Supplementary Information and MD&A For the period ended November 30, 2021

In addition, the actual or threatened spread of COVID-19 globally, and responses of governments and others to such actual or threatened spread, could also have a material adverse effect on the global economy, could continue to negatively affect financial markets, including the price of palladium and platinum and the trading price of the Company's shares, could adversely affect the Company's ability to raise capital, and could cause continued interest rate volatility and movements that could make obtaining financing or refinancing debt obligations more challenging or more expensive. Furthermore, with regard to the Company, the COVID-19 pandemic and the measures implemented for the prevention, mitigation and management thereof may result in delays in the grant of a water use licence or other authorisations and permits required for the Waterberg Project by reason of regulatory officials not being available, the restriction on the movement of persons to conduct inspections and site visits and the inability to meet with community consultative forums.

Africa Wide

On September 20, 2018, the Company reported receipt of a summons issued by Africa Wide, formerly the holder of a 17.1% interest in Maseve, commencing legal proceedings in South Africa against PTM RSA, Royal Bafokeng Platinum Limited ("RBPlat") and Maseve in relation to the Maseve Transaction. Africa Wide sought to set aside the closed Maseve Transaction.  On an exception application, RBPlat successfully challenged, with costs, Africa Wide's claim on the grounds that its particulars of claim were vague and embarrassing and/or lacked averments necessary to sustain a cause of action. Africa Wide was given leave to amend its particulars of claim.  Africa Wide then filed amended particulars of claim on April 17, 2019.

PTM filed a plea of defence to Africa Wide's claims on July 19, 2019. RBPlat and Maseve likewise filed pleas of their defences on the same date. All of the defendants, when so doing, also raised a special plea of non-joinder, on the basis that Africa Wide had not, on its own version of the facts and events contended for, joined all parties to the proceedings who have a direct and substantial interest in the relief sought by Africa Wide.  After initially resisting these special pleas, Africa Wide subsequently conceded the need to join additional defendants. Pursuant to bringing a joinder application, Africa Wide joined Royal Bafokeng Resources (Pty) Limited ("RBR") as a 4th defendant to the action and made further amendments to its particulars of claim on June 10, 2020.  PTM then delivered a consequentially amended plea on October 2, 2020.

On November 12, 2020, Africa Wide delivered yet a further amendment to its particulars of claim. Africa Wide, in terms of these further amended particulars of claim, seeks to set aside the Maseve sale transaction, and an order directing that RBR return to Maseve all assets received by it pursuant to the sale transaction, and that the shares transferred pursuant thereto, be returned to it.  Further pleadings, statements and documents were exchanged during 2020.  The matter proceeded to trial in the High Court over the period October 4 to 8, 2021.  Final Heads of Argument were filed in November 2021 and final arguments are to be heard by the High Court in March 2022, having been rescheduled from January 2022 at the request of the High Court.

While both the Company and RBPlat believe, after receiving legal advice, that the Africa Wide action, as further amended, remains procedurally, factually and legally defective in certain material respects, no assurance can be provided that we will prevail in this action. If Africa Wide were successful, it could have a material adverse effect on the Company.

9. Outlook

The Company's key business objective is to advance the palladium dominant Waterberg Project to a development and construction decision.  Before a construction decision can be undertaken arrangements will be required for project concentrate offtake or processing.  Waterberg JV Co. is presently in process with pre-construction engineering work, including road upgrade and traffic studies, finalization of power and water infrastructure design and construction camp design.  A budget for fiscal 2022 is in development and discussion with the partners to the joint venture.  The Company continues to work closely with regional and local communities and their leadership on how the mine can be developed to provide optimal outcomes and best value to all stakeholders.  The Company continues to work on advancing project permitting, infrastructure servitudes and community relationships with its partners Implats, JOGMEC, Hanwa and Mnombo, through a technical committee of Waterberg JV Co.

PLATINUM GROUP METALS LTD. (A Development Stage Company) Supplementary Information and MD&A For the period ended November 30, 2021

The Company and Waterberg JV Co. are assessing commercial alternatives for mine development, financing and concentrate offtake.  The Company is conducting research and formal studies to assess the economic feasibility of establishing a dedicated Waterberg matte furnace to process Waterberg concentrate as an alternative to a traditional concentrate offtake arrangement.  The Offtake ROFR allows Implats the opportunity to match any concentrate offtake terms offered to Waterberg JV Co. by a bona fide third party.  Processing of Waterberg concentrate through a matte furnace owned by Waterberg JV Co. or by one or more of the Waterberg JV partners would not be subject to the Offtake ROFR as such an entity would not be a "bona fide third party".  Any transaction between Waterberg JV Co. and any one or more shareholders must be entered into on a bona fide arms-length basis and for fair value.  Under the terms of the shareholders agreement governing Waterberg JV Co., Hanwa also holds the exclusive right to purchase or direct the sale of all or part of the Waterberg Project concentrate or contained metal therein.  Hanwa may therefore direct the processing and marketing of Waterberg Project concentrate or contained metal at market prices, once again without being subject to the Offtake ROFR.

The market for PGEs, palladium and rhodium in particular, has improved since 2019, resulting in higher overall 4E metal basket prices in 2020 and 2021.  In 2021, the impact of a global shortage of semiconductor chips resulted in reduced global automotive production. The concurrent reduction in demand for PGEs resulted in prices for each of the PGEs to fall from their zeniths, which occurred in approximately February to April of 2021.  Once the effects of the semiconductor chip shortage is rectified, projected in 2022 or into 2023, analysts estimate a return to strength in the market for platinum, palladium and rhodium based on projections for a recovery in car sales, the potential for the emergence of hydrogen-based energy technologies utilizing PGEs, as well as the potential for the use of PGEs in new lithium battery technologies.  The projected market penetration of battery electric vehicles in the future is expected to soften the market for palladium in the longer term as demand for internal combustion engines with catalytic converters is reduced.  Other metals to be produced at Waterberg, being platinum, rhodium, gold, copper and nickel, are expected to see strong demand and prices in the longer term.

As the world seeks to decarbonize and look for solutions to climate change, the unique properties of PGEs as powerful catalysts are being applied to various technologies as possible solutions for more efficient energy generation.  The Company's battery technology initiative through Lion with Amplats represents a new opportunity in the high-profile lithium battery research and innovation field. The investment in Lion creates a potential vertical integration with a broader industrial market development strategy to bring new technologies to market which use palladium and platinum.  Research and development efforts by FIU on behalf of Lion continue. Technical results from Lion's research may have application to a majority of lithium-ion battery chemistries and the scope of Lion's research work is being expanded.

The Company will continue to follow government health directives in the months ahead and will make the health and safety of employees a priority. The Company plans to drive ahead with its core business objectives while reducing costs where possible in this period of market uncertainty.

As well as the discussions within this MD&A, the reader is encouraged to also see the Company's disclosure made under the heading "Risk Factors" in the Company's 2021 AIF and separate 2021 20-F.

10. Critical Accounting Estimates and Judgements

The preparation of the Company's consolidated financial statements in conformity with IFRS required management to use estimates and assumptions that affect the reported amounts of assets and liabilities, as well as income and expenses.  The Company's accounting policies are described in Note 3 of the Company's audited consolidated financial statements for the year ended August 31, 2021.

Determination of ore reserve and mineral resource estimates

The Company estimates its ore reserves and mineral resources based on information compiled by Qualified Persons as defined by NI 43-101. Reserves determined in this way are used in the calculation of depreciation, amortization and impairment charges, and for forecasting the timing of the payment of closure and restoration costs. In assessing the life of a mine for accounting purposes, mineral resources are only taken into account where there is a high degree of confidence of economic extraction. There are numerous uncertainties inherent in estimating ore reserves, and assumptions that are valid at the time of estimation and they may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may, ultimately, result in reserves being restated. Such changes in reserves could impact depreciation and amortization rates, asset carrying values and provisions for closure and restoration costs.

PLATINUM GROUP METALS LTD. (A Development Stage Company) Supplementary Information and MD&A For the period ended November 30, 2021

Assumption of control of Mnombo and Waterberg JV Resources for accounting purposes

The Company has judged that it controls Mnombo for accounting purposes as it owns 49.9% of the outstanding shares of Mnombo and has contributed all material capital to Mnombo since acquiring its 49.9% share.  From inception to date, the Company has funded both the Company's and Mnombo's share of expenditures on the Waterberg Project.  At August 31, 2021, Mnombo owed the Company approximately $6.9 million for funding provided.  Currently there are no other sources of funding known to be available to Mnombo.  If in the future Mnombo is not deemed to be controlled by the Company, the assets and liabilities of Mnombo would be derecognized at their carrying amounts.  Amounts recognized in other comprehensive income would be transferred directly to retained earnings.  If a retained interest remained after the loss of control, it would be recognized at its fair value on the date of loss of control.  Although the Company controls Mnombo for accounting purposes, it does not have omnipotent knowledge of Mnombo's other shareholders activities.  Mnombo's 50.01% shareholders are historically disadvantaged South Africans.  The Company also determined that it controls Waterberg JV Co. given its control over Mnombo as well as its power over the investee.

11. Disclosure Controls and Internal Control Over Financial Reporting

The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed in filings made pursuant to both the SEC and Canadian Securities Administrators requirements are recorded, processed, summarized and reported in the manner specified by the relevant securities laws applicable to the Company.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the applicable securities legislation is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Controls over Financial Reporting

Management is responsible for establishing and maintaining adequate internal controls over financial reporting.  Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. There has been no change in our internal control over financial reporting during the period ended November 30, 2021, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

12. Other Information

Additional information relating to the Company for the period ended November 30, 2021, may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Readers are encouraged to review the Company's audited annual consolidated financial statements for the year ended August 31, 2021, together with the notes thereto as well as the Company's 2021 20-F and separate 2021 AIF filed in Canada.

13. List of Directors and Officers

Directors		Officers
Diana Walters	Stuart Harshaw	Frank R. Hallam (President & CEO)
Frank R. Hallam	John Copelyn	Greg Blair (Interim CFO)
Timothy Marlow		Kris Begic (VP, Corporate Development)
Mimy Fernandez-Maldonado (Corporate Secretary)